EXHIBIT 1.1 – to FORM 8K Information Statement Filing

Short Form Memorandum of Understanding (“MOU”)

Crimson Forest Entertainment Group, Inc. – Hannover House, Inc.

CORPORATE MERGER AGREEMENT & OUTLINE OF OPERATIONAL BUSINESS PLAN

WHEREAS Hannover House, Inc. is a publicly traded entertainment company actively involved with the distribution of feature films, television and video programming in all media to all applicable markets (referred to hereunder as “HHSE”);

WHEREAS Crimson Forest Entertainment Group, Inc. is a publicly traded entertainment company actively involved with the financing and production of feature film programming, especially with films that have a value for the China marketplace (referred to hereunder as “CFEG”);

WHEREAS principals and managers of HHSE and CFEG (the Parties) have determined that a merger of the two companies and operations will be in the best interests of all shareholders (i.e., the shareholders of both CFEG and HHSE), which resulting company is herein sometimes referred to as Newco. The Parties shall initially refer to the resulting, merged company, in references to third parties as Crimson Forest, but intend to reasonably consider a new branded name in the near future, and to expeditiously apply for a different stock trading ticker symbol.

THEREFORE, subject to approval of a majority of the voting shares for each of CFEG and HHSE, the parties agree to proceed with a binding agreement and merger or corporate restructuring as may be recommended by securities counsel (hereinafter referred to as “merger”) to be initiated via an operational and merger plan that the principals intend to be substantially similar to the steps described below, and which merger terms shall be subject to approval of applicable regulatory authorities and both the Parties after consultation with and receiving the advice of competent Securities Counsel and under applicable laws. Both CFEG and HHSE agree that this Memorandum of Understanding (“MOU”) describing the party’s mutual intent to merge operations shall be replaced with a more formal merger document encompassing these terms, any additionally agreed to terms, and standard securities and legal language required for such transactions (“Long Form Agreement”). However, until such time that such a Long Form Agreement may be drafted and mutually executed, this MOU shall govern with the full and binding authority of a contract, covering the parties agreements as described hereunder:

1)	VALUATION – SUBJECT TO THIRD PARTY REVIEW OF METHODOLOGIES FOR VALUATION, and based on assets, liabilities, revenues, goodwill and pending new ventures for both HHSE and CFEG, the following net “valuations” have been mutually determined as follows:

a).	CFEG Valuation:	$11,370,750	42.9%
b).	HHSE Valuation:	$18,529,250	57.1%

It is understood and agreed by both parties that the precise valuations of CFEG and HHSE may be modified prior to the closing of this merger as may be required to conform to G.A.A.P. standards and securities laws; methodologies for determining the above valuations are listed on Exhibit “A.”

2)	MERGER STEPS

a). HHSE STOCK AND SHAREHOLDERS - HHSE shall be responsible for the required steps to effectuate the merger with respect to existing HHSE shareholders, HHSE assets, HHSE liabilities and obligations op operations up to and until the merger is completed. HHSE represents and warrants that shareholders representing a majority of the shares and stock ownership and voting authority have approved the basic terms of this MOU and merger transaction as being in the best interest of all HHSE shareholders. If so required by applicable regulatory authorities, HHSE shall notify all other shareholders of the terms of this MOU and how the merger is expected to generate significantly higher value for the company and its shareholders. HHSE managers shall be responsible for overseeing and implementing the procedures for the allocation and redemption of HHSE shares to all applicable shareholders, which shall be exchanged for CFEG shares upon regulatory approval.

b). CFEG REPORTING COMPLIANCE - CFEG shall provide adequate financing and supporting documentation to enable CFEG to be restored back into “current reporting” status and full reporting compliance with the Securities & Exchange Commission and OTC Markets as an OTCQB qualified company with all due haste. CFEG shall pay all costs to effect such filings as may be necessary to obtain such status, including, but not limited to legal and accounting / auditing fees. CFEG represents and warrants that shareholders representing a majority of the shares and stock ownership and voting authority have approved the basic terms of this MOU and merger transaction as being in the best interest of all CFEG shareholders.

c). CFEG STOCK RESTRUCTURING – Following industry procedures, and respecting regulatory requirements, applicable laws and generally accepted accounting principles, upon approval of the merger, HHSE shareholders shall receive CFEG stock at a formula which results in 57.1% ownership for HHSE shareholders, and 42.1% ownership for CFEG shareholders, including a premium return for HHSE shareholders based upon a seven (7) trading day Volume Weighted Average Price (VWAP) of the HHSE stock price preceding the day of merger approval from applicable regulatory authorities. With respect to CFEG Preferred Shares, each of CFEG and HHSE shall receive one-half of the stock, with Jonathan Lim as the initial designee for CFEG and Eric Parkinson as the initial designee for HHSE; it is understood and agreed that the Preferred shares may be subdivided post-merger. Additionally, CFEG shall be entitled to appoint two (2) members to the new board of directors and HHSE shall be entitled to appoint two (2) members to the board of directors, with a fifth board of directors member to be mutually approved by CFEG and HHSE. The applicable corporate by-laws governing such actions shall be attached to the Long Form Merger Agreement (“LFMA”) which both parties anticipate completing on or before May 15, 2017.

d). PUBLIC NOTICE – Upon approval of Securities Counsel, both CFEG and HHSE (either as separate, publicly reporting entities, or reported as a combined entity if appropriate), at the earliest practicable time, shall file the proper notification forms to shareholders via a Form 8 Information Statement or other such instrument as counsel may direct and be required by regulatory authorities.

e). TICKER SYMBOL CHANGE – Both CFEG and HHSE agree to apply for and pursue with FINRA the issuance of a “new” ticker symbol for the combined companies.

f). INTERIM STEPS – During the time that this merger is being finalized and approved, each company shall continue to operate separately, excepting for the following areas of overlap.

3)	MERGER STRUCTURE – SUBJECT TO REVIEW OF ATTORNEYS, INCLUDING THE VALUATION METHODOLOGIES AND IMPLICATIONS REGARDING THE TAXATION OF PARTIES UNDER THE CONTEMPLATED TRANSACTION, the Parties intend to restructure the stock for both HHSE and CFEG in order to reasonably support and quantifiably justify a post-merger stock structure that best positions the company for eligibility to uplist to NASDAQ, which both HHSE and CFEG share as a mutual goal, following the receipt of the significant new financing that has been arranged for new productions and activities by CFEG.

4)	POST MERGER OPERATIONS – Following the completion of the merger of the companies, which is expected to be based in large part on an IRS Section 368 Stock-for-Stock Swap, the principal managers of the newly merged company, and the primary areas of their responsibilities are listed below:

a)	JONATHAN LIM (“Lim”) – Chairman – Involved primarily as a film producer and distributor as well as the company’s primary liaison to obtain distribution agreements with media companies in China and the solicitation of investment capital, loans or stock equity sales to investors or companies from China. Lim is also designated to perform services as Director of future projects that he may develop.

b)	ERIC PARKINSON (“Parkinson”) – C.E.O. and Corporate Secretary – Involved as one of two principal managers in the day-to-day operations of the company, from administration of public company duties to the sales, marketing and distribution of programming. Parkinson is also designated to perform services as Director of “Mother Goose: Journey to Utopia.”

c)	D. FREDERICK SHEFTE (“Shefte”) – President and Corporate Treasurer – Involved as the other primary manager of all operations and activities for the company, with special emphasis on operational logistics, legal matters and management of payables, receivables and debts.

d)	TOM SIMS (“Sims”) – V.P. Sales – Involved in the ongoing distribution management of HHSE and CFEG titles to the physical home video markets, and digital platforms, as well as the anticipated position of overseeing third-party studio label distribution pacts. It is also anticipated that Sims shall be the primary manager for the VODWIZ venture.

The applicable monthly salaries for the executives described above for the initial period from May 1 through July 31, 2017, is itemized on the attached Exhibit “B” – additionally, it is anticipated that each of these four principals shall receive some form of soft benefits, including a health insurance and cell phone allowance. Employment agreements for Parkinson as C.E.O, and Shefte as President shall be attached to the long form merger agreement.

e)	ARKANSAS OPERATIONS / LOS ANGELES OPERATIONS – It is anticipated and agreed that the company shall initially maintain its current, primary distribution offices in Fayetteville, Arkansas, located at 300 N. College Ave., Suite 311. Additionally, it is agreed that the company shall also open a Los Angeles area office within 90-days of the closing of the merger. The Arkansas Distribution Office – and the Los Angeles Acquisitions & Production Office shall be linked via Skype or other form of telecommunications to improve communication efficiencies.

5)	DIRECT STOCK SALES / OR S-1 SHELF REGISTRATION – As discussed between the principals, and subject to approval of Securities counsel, it is agreed that the company shall accept direct investments from producers and investors either through some version of a “Direct Stock Sale” or if appropriate and so required, through the filing of an S-1 Shelf Registration with the S.E.C. At present, the fully funded feature productions of “Kung Fu Cowboys” and “Nian” (working title) shall be recognized as revenues due to the presale structure of rights allocation with the financiers of those two films. Also, following merger approval, CFEG shall seek to expeditiously consummate the placement of a four-million-dollar (USD $4,000,000) direct stock purchase from a major media company, which shall result in the issuance of stock in exchange for this direct stock purchase, but which shall occur at a one-hundred-percent (100%) premium over the trading price of the combined company stock during the seven prior days of the Volume Weighted Average Price (VWAP), e.g., if the stock is trading for USD $1.00, this direct purchase shall occur at USD $2.00 per share. Neither CFEG nor HHSE anticipate any other direct stock purchases into the merged entity, as the additional funding is expected to be structured as pre-sales or debt, and not treated as equity dilution of the company.

6)	ONGOING ACTIVITIES – It is agreed that projects currently in development for HHSE shall be diligently pursued for financing as described in the Business Plan Outline prepared and submitted by HHSE, but that neither CFEG nor the combined and merged companies under Newco shall be obligated to finance these proposed productions should private investment or debt financing not ultimately be available.

7)	APPLICABLE LAW & CORPORATE STRUCTURES – Disputes under this merger agreement shall be subject to California Law and jurisdiction, until such time that HHSE and CFEG and Newco shall be fully merged into one entity. Thereafter, it is anticipated that the domicile and jurisdiction of Nevada shall survive for the merged entity. If allowable under an IRS Section 368 Stock-for-Stock Swap, and/or in conjunction with IRS Section 351 to allow for “non-recognition transaction” for tax purposes, the Wyoming corporation currently operating as Hannover House, Inc. shall be stripped of all assets and activities except for a quantity of “Preferred Stock Shares” to be determined by Parkinson and Shefte, as well as the placement a negligible amount of assets as may be required to maintain that separate entity as a non-shell operation as defined under securities laws. However, the trade names of Hannover House, Medallion Releasing and VODWIZ shall be sold, licensed and otherwise transferred into the merged company, along with the tradename of Crimson Forest Entertainment Group, Inc. Parkinson and Shefte agree that the former Wyoming Corporation shall not engage in any activities considered competitive or otherwise identical to activities of the merged company, unless approved by the Board of Directors for the merged HHSE-CFEG operations. Otherwise, if so required under the rules and regulations of an IRS Section 368 Stock-for-Stock Swap, the corporate entity for Hannover House, Inc. shall be dissolved or shall be incorporated into the newly merged entity, said disposition to be determined by counsel under applicable law considering beneficial values.

8)	DISSOLUTION – HHSE may elect to withdraw from this merger in the event that significant fundings from Crimson or Crimson related productions or media partners do not materialize within sixty (60) days or the later of May 15, 2017; Notwithstanding the May 15 deadline, HHSE may elect to withdraw in the event that Crimson fails to complete corporate governance issues and public company filings in a timely manner (including, but not limited to merger filings, audits and the provision for funding of ongoing release activities for titles under CFEG/HHSE/NEWCO). HHSE may elect to withdraw from this merger in the event that the contemplated transaction is determined to be a taxable event, or if regulatory authorities deem material aspects of the proposed merger to be unlawful, or if other issues arise that are presently unknown but which indicate that the merger would be harmful to HHSE and its shareholders. CFEG may also elect to withdraw from this merger prior to May 15, in the event of a material misrepresentation of facts or figures by HHSE on documentation provided by HHSE to CFEG during the negotiations and structuring of this merger.

READ, UNDERSTOOD AND AGREED THIS TWELFTH DAY OF MARCH, 2017, BY AND BETWEEN:

Crimson Forest Entertainment Group, Inc.	Hannover House, Inc. / Medallion Releasing, Inc.
(OTC: CRIM) “CFEG”	(OTC: HHSE) “HHSE”

By:	/s/ Jonathan Lim	By:	/s/ Eric Parkinson
	Jonathan Lim, President		Eric Parkinson, C.E.O.

By:	/s/ D. Frederick Shefte
D. Frederick Shefte, President

Exhibit “A” – Assumptions and Methodologies Summary for Valuations

The following considerations were utilized in determining the respective valuations for HHSE and CFEG regarding the merger as proposed under this MOU. Both HHSE and CFEG acknowledge that the methodologies for valuations of publicly-traded companies involve many factors, accounting principles, laws and practices, and that both HHSE and CFEG agree that the merger must conform to all applicable mandates governing public company mergers.

HANNOVER HOUSE, INC., (HHSE)

1)	Accounts Receivable – HHSE A.R. as of 12-31-2016 has been reduced to eliminate receivables that are significantly past payment terms or otherwise considered difficult or uncollectible.

2)	Film Library Valuation – DVD and BluRay forecasts for the Library have been reduced by 72% (on average) to reflect a decline in physical unit sales; Video-On-Demand revenues for theatrical titles have been increased by an average of 19%; Television and International revenues remain unchanged, especially in respect of the new major studio distribution pact, to be announced post-merger. One-Hundred-Twenty-One (121) titles acquired in the last five years have been given a zero-dollar ($0) library valuation - as the reasonable, net income forecasts from sales of these newer titles has not yet been properly valued by an independent, third-party firm.

3)	Overall Assets and Debts – Post merger HHSE debts have been reduced from the overall valuation of HHSE.

4)	Goodwill – CFEG and HHSE have mutually agreed on a reasonable valuation of “Goodwill” in respect of a variety of factors, including exclusive distribution arrangements with theatre chains, studio partners and broadcast outlets, brand name awareness, longevity of HHSE, and the unrecognized value of the newer library titles.

CRIMSON FOREST ENTERTAINMENT GROUP, INC. (CFEG)

1)	Asset Values – Consideration has been given for the capitalized cost of film productions, acquisitions and prior release activities for CFEG.

2)	New Receivables / New Financing Ventures – Consideration has been given for the net income value of the significant presales arranged by CFEG to fund the production costs for the upcoming, capitalized assets of “Kung Fu Cowboy” and “Nian” (working title).

3)	Overall Assets and Debts – A reduction for the cost of the Convertible Notes to Samcorp (Anthony Lim) has been applied, even though the Samcorp notes have recently been restructured to more favorable terms and a conversion option formula.

4)	Goodwill - CFEG and HHSE have mutually agreed on a reasonable valuation of “Goodwill” in respect of a variety of factors, including CFEG’s extensive history and relationships with key media companies and financiers from China, including film rights pre-sale opportunities, direct investment funding and other beneficial ventures.

Exhibit “B” – Initial Operating Overhead and Budgetary Needs

CFF / HHSE NEWCO

Monthly Operating Budget - May 1 through July 31, 2017

			Employer	Addl	TOTAL
Description	Payee	Amount	Taxes	Benefits	ITEM
Chairman	Jonathan Lim*	$12,000	$1,020	$450	$13,470
C.E.O.	Eric Parkinson*	$12,000	$1,020	$450	$13,470
President	Fred Shefte*	$12,000	$1,020	$450	$13,470
V.P. Sales	Tom Sims	$7,500	$638	$300	$8,438
Accountant	To Be Determined	$4,000	$340	$150	$4,490
Marketing Director	To Be Determined	$4,000	$340	$150	$4,490
Sales Admin.	To Be Determined	$3,250	$276	$150	$3,676
L.A. Office Manager	To Be Determined	$3,250	$276	$150	$3,676
Admin Asst. - ARK	Maryevelyn Jones	$2,750	$234	$150	$3,134
					$68,314

Arkansas Rent	Mathias Property	$2,350	$-	$-	$2,350
Los Angeles Rent	Estimated	$2,000	$-	$-	$2,000
Arkansas Utilities	Estimated	$800	$-	$-	$800
L.A. Utilities	Estimated	$600	$-	$-	$600
Office Supplies	Various / Allow	$400	$-	$-	$500
Non-Billable Freight	Various / Allow	$400	$-	$-	$500
Misc Office Needs	Various / Allow	$400	$-	$-	$400
					$7,150
TOTAL MONTH					$75,464

FIRST THREE MONTHS OF MERGER					$226,391

* Indicates gross allocation, which managers may elect to receive, assign or defer.